Exhibit 99.21

CONSENT OF BERNARD FOO

I consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to my name and to the reference to the report entitled the “Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project” dated May 31, 2013, effective April 17, 2013 (the “Technical Report”), and the information derived from the Technical Report, included in (i) the Annual Information Form of the Company for the year ended August 31, 2013 (the “AIF”) and (ii) the Management’s Discussion and Analysis of the Company for the year ended August 31, 2013 (the “MD&A”).

I also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to my name, the Technical Report and the information derived from the Technical Report in the AIF and the MD&A, which are included in the annual report on Form 40-F.

Dated: November 29, 2013

/s/ Bernard Foo
Bernard Foo, P. Eng., M. Eng., MBA
Senior Mining Engineer
Micon International Ltd.